FENNEMORE CRAIG, P.C.

3003 North Central Avenue, Suite 2600
Phoenix, Arizona 85012-2913
(602) 916-5000

Karen C. McConnell
Direct Phone: (602) 916-5307
Direct Fax: (602) 916-5507
kmcconne@fclaw.com

Law Offices
Phoenix (602) 916-5000
Tucson   (520) 879-6800
Nogales (520) 761-4215
Lincoln (402) 323-6200

May 4, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Mr. Jason Wynn

Re: **Stratford American Corporation
Amendment No. 2 to Schedule 13E-3
Filed April 24, 2006, draft response
File No. 05-40361**

**Revised Preliminary Proxy Statement on Schedule 14A
Filed April 24, 2006, draft response
File No. 0-17078**

**Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006**

**Form 10-QSB for the Fiscal Quarters Ended September 30, 2005, June 30, 2005 and
March 31, 2005
Filed November 14, 2005, August 15, 2005 and May 16, 2005**

Dear Mr. Wynn:

The following is provided by Stratford American Corporation ("Stratford") in response to the letter from the Staff of the Securities and Exchange Commission dated May 4, 2006. Capitalized terms used but not defined herein have the meanings set forth in the relevant document to which the comment relates. The response set forth below is numbered to correspond to the numbered comment set forth in the Staff's letter.

Revised Schedule 14A

Special Factors, page 17

1790927



Background of the Merger, page 17

1. We have made the requested change on pages 28 and 29 of the enclosed blackline of most recent changes to the proxy statement.

Closing Comments

A blackline of the proxy statement reflecting the change described above has been included to facilitate the Staff's review. We have also included a cumulative blackline showing the changes in the preliminary proxy statement and Schedule 13E-3 filed on Edgar on May 5, 2006 against the prior versions filed on Edgar on March 27, 2006. Due to limitations in our system, the blackline of the proxy statement does not include the chart appearing on page 16 of the proxy statement or Stratford's 10-KSB attached as Exhibit C to the proxy statement. However, the chart and the Exhibit C documents are included in Edgar filing.

Please contact the undersigned if you have any questions or require clarification on any of the matters discussed above. We will look forward to hearing from you.

Sincerely,

FENNEMORE CRAIG, P.C.

Karen C. McConnell /st

Karen C. McConnell

cc: Mel L. Shultz
David H. Eaton
Steven D. Pidgeon

KCM/slt
Attachments

1790927